SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 3, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on July 3, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 3 July 2012

ING and trade unions finalise pension scheme for employees in the Netherlands

ING announced today that it has finalised its agreement on a new pension scheme for employees in the Netherlands, following acceptance of the new scheme by both the unions and their members. The new pension scheme will take effect on 1 January 2014 and will apply to the 19,000 staff members in the Netherlands of ING Bank and WestlandUtrecht Bank as well as to the 8,000 staff members in the Netherlands of Insurance/Investment Management (IM). Under the agreement, two new and separate pension funds will be created, one for Banking and one for Insurance/IM.

As announced on 1 June 2012, the key elements of the new scheme are:

•	ING contributes a yearly pre-defined premium to the funds. The employee contribution to the new scheme will gradually increase to one-third of the base pension premium

•	The minimum salary level at which pensions are provided will be lowered to EUR 15,000.

•	Pension benefit will be based on average wage over period of employment with a 2% annual accrual rate.

•	The Pension funds, not ING, will bear responsibility for funding adequacy; ING Bank and Insurance/IM to pay an additional risk premium.

•	Responsibility for inflation indexation will move to the new funds.

•	Standard retirement age will be raised to 67.

As of the start of the new Defined Contribution Plan on 1 January 2014, the current Defined Benefit Plan will stop accruing new pension benefits. Accruals built up under the Defined Benefit Plan up to that date will remain valid. The change to a new pension scheme will result in a release of provisions previously taken by ING to cover estimated future liabilities in the existing Defined Benefit Plan that are now no longer required. This release will amount to a one-off after-tax gain of approximately EUR 300 million, which will be reflected in the second quarter results, to be published on 8 August 2012.

Media enquiries	Investor enquiries
Carolien van der Giessen	Alexander Mollerus
+31 20 5766386	+31 20 5766310
Carolien.van.der.Giessen@ing.com	Alexander.Mollerus@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: July 3, 2012